Tida Samalapa
Executive Vice President

Thai Farmers Bank
Public Company Limited

12g3-2(b) File No.82-4922

Ref No. CN. 431/2002

October 21, 2002

NOV 22 2002

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

02060042

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

11/27

ธนาคารกสิกรไทย
THAI FARMERS BANK

Summary Statement of Liabilities and Assets [1/]

as at October 31, 2002

Assets	Baht	Liabilities	Baht
Cash	10,120,606,548.39	Deposits	651,326,818,784.60
Interbank and money market items, net	103,221,952,870.79	Interbank and money market items	5,205,917,307.69
Securities purchased under resale agreements	87,300,000,000.00	Liabilities payable on demand	2,314,085,183.99
Investments, net (with obligations Baht 532,000,571.05)	139,822,200,085.82	Securities sold under repurchase agreements	500,000,000.00
Credit advances (net of allowance for doubtful accounts)	493,383,207,998.55	Borrowings	48,369,777,121.97
Accrued interest receivables	1,891,889,706.84	Bank's liabilities under acceptances	598,778,339.79
Properties foreclosed, net	11,093,500,088.40	Other liabilities	21,198,121,757.80
Customers' liabilities under acceptances	598,778,339.79	Total liabilities	729,608,548,425.84
Premises and equipment, net	21,879,804,879.09		
Other assets	4,894,885,283.90	**Shareholders'equity**	
		Paid-up share capital	
		(registered share capital Baht 26,800,948,900.00)	23,530,947,170.00
		Reserves and net profit after appropriation	2,040,282,476.21
		Other reserves and profit and loss account	8,823,786,429.02
		Total shareholders' equity	34,395,006,075.23
Total Assets	764,003,554,501.07	Total Liabilities and Shareholders' Equity	764,003,554,501.07
Customers' liabilities under unmatured bills	3,183,509,288.23	Bank's liabilities under unmatured bills	3,183,509,288.23
Total	767,187,063,789.30	Total	767,187,063,789.30

	Baht
Non-Performing Loans (13.01% of total loans before allowance for doubtful accounts)	80,028,052,452.04
Loans to related parties	5,059,492,784.74
Loans to related asset management companies	30,610,000,000.00
Loans to related parties due to debt restructuring	4,473,921,946.97
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,307,145,800.00
Legal capital fund	72,561,265,180.86
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	4,581,788,890.78
Total liabilities	683,807,134.59
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,586,828,049.52
Letters of credit	8,682,972,613.48

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

S. Rajvanich